EXHIBIT 23.1
                          Independent Auditors' Consent



The Board of Directors
Dollar Tree Stores, Inc.:


We consent to incorporation by reference in the registration statements (Nos. 33-92812, 33-92814, 33-92816, 333-38735, 333-61139, 333-41248) on Forms S-8 of
Dollar Tree Stores, Inc., of our report dated March 18, 2003, with respect to the consolidated balance sheets of Dollar Tree Stores, Inc. and subsidiaries as of February 1, 2003 and December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for the one-month period ended February 1, 2003 and for each of the years in the three-year period ended December 31, 2002, which report is included herein.


/s/ KPMG LLP

Norfolk, Virginia
March 27, 2003